FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Eighth Investor Conference: Chief Executive Officer of Telefónica España	2

Focus on profitable leadership
Guillermo Ansaldo Chairman and Chief Executive Officer, Telefónica España

Disclaimer This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator.
Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica’s performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Index
Resilience and flexibility in a difficult environment Our strategy ‘Focus on profitable leadership’ Closing remarks

Resilience and flexibility in a difficult environment

Since our last Investor Day, we have faced a tough market environment
y-o-y variation
Real GDP[1] var. y-o-y Retail service communication market revenue variation[2] 0.9% Difficult macro -0.1% conditions -4.4% -3.7% -4.0%
FY 2008 FY 2009 FY 2010
Mobile ARPM decline accelerating
Increased competitive pressure Aggressive promotions
10
cross-subsidies in fixed broadband
[1] Source: INE [2] Source: CMT and internal estimates
and
FY 2008 FY 2009 FY 20

Our performance has been affected...
Our performance has been affected...

... though we have been resilient in core value parameters
[1] Retail communication (fixed & mobile) revenue market share. Source: CMT and internal estimates
[2] Comparable terms include Tuenti in the period Aug/Dec-09 and exclude the following effects: USO, real estate capital gains, Medi Telecom disposal capital gain, Telyco Morocco (since Jan-10), TV Tax, revision of the estimates for the personnel commitments provided for prior periods to 2009, 2010 non-recurrent restructurings costs, bad debt recovery and sale of application rights
[3] Operating Cash Flow after Working Capital change: Operating collections less OpEx and CapEx payments. Adjusted for intragroup fees

Going forward, we maintain our confidence in macro recovery
The worst is over and the Spanish economy is expected to grow
Reforms are firmly on track
There are some uncertainties on the timing of the recovery

Competitive pressure is not expected to increase much further
Competitive situation
Competitors likely to focus on service as macro improves
Revenue market share[1] Fixed & Mobile
Telefónica España
[1] Retail communication (fixed & mobile) revenue market share. Source: CMT and internal estimates

The regulatory framework is more predictable
Strict traditional business regulation _____ Critical future issues mostly defined
ULL prices: CMT has recently raised prices to €8.32 (~+7%), below European Union average (~€9) CMT decision represents a new regulatory path for ULL prices going forward

New opportunities are arising in the market [1] Source: Internal estimates. Retail FBB: Include FO (Fiber Optic), DSL, cable modem and satellite.
[2] Source: Internal estimates. Includes Corporate market for desktops, hosting, security and other applications.
[3] Source: Internal estimates
[4] Source: IDC

We are focused on profitable leadership to successfully manage this scenario
Core principles Strategic priorities

Our strategy ‘Focus on profitable leadership’

Our strategy ‘Focus on profitable leadership’
Smart focus on value Reshaping of our cost base Optimized use of capital

We are handling our diverse customer base through a customized strategy
Service revenue split[1] T. España %
[1] Excludes fixed & mobile handset sales, subsidiaries and others [2] Others include USO [3] BB (retail and wholesale FBB connectivity, MBB, fixed and mobile devices (PCMCIAs and Dongle) and fixed data services) and Services beyond Connectivity (Content, digital services, ICT solutions and vertical units revenues)

A smart focus on value is key to capture recovery and ensure competitiveness
A differentiated customer experience

Customer experience remains a crucial differentiating factor
Attack root causes for dissatisfaction
(e.g. claims)

We are adapting our product portfolio to the needs and value of each segment
Developing best practices in the corporate space...
Leading the corporate space...

In MBB our priority is to actively develop the market in a profitable way
[1] Figure as of Q410 [2] Complementarity rate defined as the share of Mobile Connectivity users that have an additional Fixed Broadband connection [3] Substitution defined as current customers moving from FBB to MBB over total new MBB
[4] MBB accesses with data attached rate/Total mobile customer base

Services beyond Connectivity will continue to be developed enriching our portfolio
Pay TV evolution: · OTT model[1] (Video Club Movistar) >90% coverage over FBB lines · Improved quality and content

Our smart focus on value will enhance and diversify our revenue profile
Revenue mix evolution T. España %

Our strategy ‘Focus on profitable leadership’
Smart focus on value Reshaping of our cost base Optimized use of capital

There is further room to improve our efficiency and continue delivering a benchmark OIBDA margin
Benefit from our commercial focus on value (vs. volume) and manage direct costs ...
Gradually balancing SAC to SRC, acquisition vs. retention

Additional measures to gain more flexibility and compensate for potential recovery delays
Current initiatives ...

Our strategy ‘Focus on profitable leadership’
Smart focus on value Reshaping of our cost base Optimized use of capital

We will optimize the use of capital by adjusting our asset base...
Ongoing processes...
· Sale of IT applications · Real estate
... and other programs

... and follow a “smart” investment policy to capture growth
Premium speed and quality
We will remain flexible and adapt to market conditions

Closing remarks

Focus on profitable leadership will balance short term results and long term sustainability and growth
Core principles
[1] Retail communication (fixed & mobile) revenue market share. Source: CMT and internal estimates
[2] Revenue increase from FY 2010-2013E. Includes Services beyond Connectivity and MBB revenues

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 14th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors